DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 2, 2006

Peter J. Sherry, Jr.
Secretary
Office of the Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/2/2006

Re: Ford Motor Company
Incoming letter dated January 10, 2006

Dear Mr. Sherry:

This is in response to your letters dated January 10, 2006 and February 23, 2006 concerning the shareholder proposal submitted to Ford by John Chevedden. We also have received letters from the proponent dated February 1, 2006, February 27, 2006 and February 28, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

37996

Office of the Secretary
Peter J. Sherry, Jr.
Secretary
313/323-2130
313/248-8713 (Fax)
psherry@ford.com

One American Road
Room 1134 WHQ
Dearborn, Michigan 48126

January 10, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Act"), Ford Motor Company ("Ford" or the "Company") respectfully requests the concurrence of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that it will not recommend any enforcement action to the Commission if the shareholder proposal described below is omitted from Ford's proxy statement and form of proxy for the Company's 2006 Annual Meeting of Shareholders (the "Proxy Materials"). The Company's Annual Meeting of Shareholders is scheduled for May 11, 2006.

Mr. John Chevedden (the "Proponent") has submitted for inclusion in the 2006 Proxy Materials a proposal and supporting statement recommending that the Board of Directors change the Company's governing documents to require that the Chairman have no management duties, titles, or responsibilities (the "Proposal"; see Exhibit 1). (Please note that we have included three different versions of the Proposal that Mr. Chevedden sent to the Company. The last revision dated November 21, 2005, is the version intended as the Proposal.) The Company proposes to omit the Proposal from its 2006 Proxy Materials for the following reason:

- The Proposal is excludable under Rule 14a-8(i)(3) because it is impermissibly vague and indefinite and/or contains materially false and misleading statements in violation of Rule 14a-9.

The Proposal is False and Misleading and Impermissibly Vague and Indefinite

Pursuant to Rule 14a-8(i)(3), a company may exclude all or portions of a proposal if the proposal or supporting statement is contrary to any of the proxy rules. This includes proposals that are so vague and indefinite that it would be difficult for shareholders to know what they are voting on and/or that contain materially false and misleading statements. Staff Legal Bulleting No. 14B (September 15, 2004) provides guidance as to when reliance on Rule 14a-8(i)(3) is appropriate. The Staff stated that such reliance may be appropriate where the resolution is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

The Proposal provides as follows:

> RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that our Board Chairman serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The first sentence only requires that the Chairman not have any management duties, titles, or responsibilities. It does not provide that the Chairman must also be independent nor does it provide any standards by which independence is to be measured. The second sentence of the "RESOLVED" clause merely states that the Proposal gives the Company the ability to cure a loss of independence by the Chairman. Stockholders and the Board are left to wonder whether the Proposal requires the Chairman to be independent since no other provision imposes such a requirement. (Not surprisingly, the Proposal is also ambiguous as to exactly how the Company is able to cure a defect in the ambiguous independence requirement.)

The Company requested the Proponent to clarify whether the Proposal required the Chairman to be independent and, if so, whether the Company's independence standards were sufficient or whether some other standard is to be used (see Exhibit 2). While the Proponent responded to other concerns the Company had with the proposal, he did not respond to the Company's request to clarify whether or not the Chairman must be independent (see Exhibit 3). Thus, shareholders and the Board would not know what action the Proposal requires the Board to take in order to comply with the Proposal.

Whether or not independence is required of the Chairman is a material part of the Proposal. If Ford's current Chairman and CEO relinquished his management duties as a result of the Board's adoption of the changes requested in the first sentence of the "RESOLVED" clause, would this adequately implement the Proposal given that our current Chairman would not be independent under the Company's Corporate Governance Principles? A reasonable shareholder could answer that question in the affirmative. After all, such a result would satisfy the requirement that the Chairman not have any management duties, titles, or responsibilities. On the other hand, another reasonable shareholder, and the Proponent himself, could argue that the Company has not implemented the Proposal on the basis that the second sentence implies that the Chairman must meet some sort of independence standards, although neither shareholders nor the Board would know what those standards may be. Both interpretations are plausible.

While it may be convenient to state that the Company should err on the side of caution and ensure that the Chairman has no management duties and meet some type of independence standard, the Board may believe that it is in the best interests of the Company to have a Chairman with no management duties but who is not necessarily independent. The Board and shareholders are entitled to know if such an action is acceptable under the Proposal. Rule 14a-8(a) provides that a proponent "should state as clearly as possible the course of action that you [the proponent] believe the company should follow." The only person able to resolve the ambiguity has declined to assist shareholders or the Board in clarifying a material aspect of implementing the Proposal. Consequently, since neither shareholders voting on the proposal, nor the Company in implementing the Proposal (if adopted) would be able to determine with reasonable certainty exactly what action the Proposal requires, the Proposal is so inherently vague and ambiguous as to be false and misleading in contravention of Rule 14a-9 and a violation of proxy rules pursuant to Rule 14a-8(i)(3).

In addition to being inherently vague and ambiguous, the Proposal also contains materially false and misleading statements. Again, Staff Bulletin 14B provides guidance as to when reliance on Rule 14a-8(i)(3) is appropriate. The Staff states that such reliance is appropriate where the "company demonstrates that a factual statement is materially false or misleading."

In particular, the Proposal states that Ford's CEO's shareholdings have declined over the past year. The Proponent also states that directors of Ford can be elected with one "for" vote from over 1.8 billion shares under plurality voting. In a letter dated November 29, 2005, the Company informed the Proponent of these material factual inaccuracies (see Exhibit 4). The Proponent responded in a December 12, 2005, e-mail to the Company's concerns in a less than satisfactory manner.

With respect to the CEO's holdings, which have actually increased by 48% during the past year, the Proponent stated that the Company "may have simply found another means to calculate or inflate the amount." The Company bases its position on Form 5 and Form 4 filings with the SEC. As the Staff is well aware, reports filed on Forms 4 and 5 are strictly regulated. To assert that the Company has somehow "found" some means by which to inflate amounts shown on governmental regulatory filings without any factual basis is ridiculous at best. The Proponent goes on to state that it is a fact that the CEO's shareholdings were "independently reported as having declined," without citing his source. It is also a fact that it was independently reported that Dewey beat Truman in the 1948 presidential election but that did not prevent that report from being false and misleading (and arguably materially so to Messrs. Dewey and Truman). It is indisputable that the claim that the CEO's shareholdings have declined during the past year is a materially false statement, whether or not independently reported, when the facts conclusively show that his shareholdings have increased by approximately 48% (see copies of Forms 4 and 5 in Exhibit 5; the attached Form 4 is the last Form 4 filed prior to the Proponent's latest submission of November 21, 2005.).

Likewise the Proponent states that Company directors may be elected by one vote under plurality voting. The Company pointed out in its November 29th letter that Company directors must receive a majority of votes in order to be elected to the Board. While the

Proponent acknowledges that the text related to "plurality voting can probably be deleted," he has failed to resubmit a corrected version of the Proposal. This is another fact that the Company has objectively demonstrated is materially false and misleading and that the Proponent has chosen not to correct.

The false statements mentioned above are not of the type of those that were the subject of *Sun Microsystems, Inc* (July 21, 2005). In *Sun Microsystems*, the proponent made several statements that arguably could be interpreted as false and misleading because the proponent did not disclose the entire context of the statements. The Staff apparently felt that the issuer could address these deficiencies in their statement in opposition in its proxy statement. Such is not the case with the Proposal. The statement that the CEO's shareholdings in the Company have declined is not true. There is no ambiguity. The statement that Company nominees for director can be elected with one "for" vote is not true. The Proponent even admits that this part of the Proposal should probably be changed; however, he has not submitted a revised Proposal. Consequently, the present situation is distinguishable from *Sun Microsystems*, and it is not reasonable to require the Company to digress from responding to the substance of the Proposal to address material factual inaccuracies.

Because the Proponent has failed to revise the Proposal to resolve the ambiguous independence requirement of the Chairman and to correct the materially false factual statements highlighted above (one of which the Proponent admits is false), we respectfully request that the Staff concur in the omission of the Proposal from Ford's 2006 Proxy Materials. We do not believe it would be appropriate for the Staff to grant the Proponent the opportunity to correct the materially false statements. The Company in good faith requested the Proponent to resolve the ambiguous independence requirement and presented the Proponent with objective factual evidence proving the statements were materially false and requested the Proponent to correct the inaccuracies. The Proponent has failed to respond to the Company's requests. When a company makes a reasonable request of a proponent to clarify ambiguities and provides a proponent with objective evidence that certain statements are materially false and the proponent fails to clarify such ambiguities and to correct inaccuracies, it causes the company to incur costs and utilize resources to file a No-Action Request with the Staff. This is to say nothing of the time and effort expended by the Staff to review and issue a decision in response to the No-Action Request. The Proponent was given ample opportunity to revise the Proposal and has failed to do so. In order to encourage the Proponent to respond in good faith when reasonably requested to clarify ambiguities and when presented with objective evidence of materially false statements in his Proposal, we respectfully request that the Staff not provide the Proponent with the opportunity to clarify such ambiguities nor to correct the materially false statements in the Proposal and concur in excluding the Proposal in its entirety under Rule 14a-8(i)(3) and Rule 14a-9.

Conclusion

For the foregoing reasons, it is respectfully submitted that the Proposal may be excluded from Ford's 2006 Proxy Materials. Your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted from the 2006 Proxy Materials is respectfully requested.

In accordance with Rule 14a-8(j), the Proponent is being informed of the Company's intention to omit the Proposal from its 2006 Proxy Materials by sending him a copy of this letter and its exhibits. Seven copies of this letter are enclosed. Please acknowledge receipt by stamping and returning one copy in the enclosed self-addressed stamped envelop.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my office or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

Enclosure
Exhibits

cc: Mr. John Chevedden (via Federal Express)

EXHIBIT 1

JOHN CHEVEDDEN [redacted]

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453

310-371-7872

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

NOV. 21 2005
UPDATE

Rule 14a-8 Shareholder Proposal for the next annual meeting

Dear Mr. Ford,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden

July 20, 2005

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

[November 21, 2005: Replaces earlier versions]

3 – Independent Board Chairman

RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that our Board Chairman serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted.

The primary purpose of our Chairman and Board is to protect shareholders' interests by providing independent oversight of management, including the CEO. Separating the roles of Chairman and CEO can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

54% Yes-Vote

Twenty (20) shareholder proposals on this topic won an impressive 54% average yes-vote in 2005. The Council of Institutional Investors www.cii.org, whose members have $3 trillion invested, recommends adoption of this proposal topic.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement since our 2005 governance was not impeccable. For instance in 2005 it was reported (and certain concerns are noted):

• The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm rated our company:

"D" in Overall Board Effectiveness.

"D" in CEO Compensation – $17 million.

"D" in Board Composition.

Overall Governance Risk Assessment = High

• We had no Independent Chairman – Independent oversight concern.

• And our Lead Director, Mr. Hockaday was rated a "problem director" by The Corporate Library due to his involvement with Sprint's board (S). Sprint's proposed merger with Worldcom in 2000 led to the acceleration of $1.7 billion in stock options even though the merger ultimately failed.

• Mr. Hockaday also served on boards rated "D" or "F" by TCL:

Dow Jones (DJ) rated "F"

Sprint (S) rated "D"

Este Lauder (EL) rated "D"

• Mr. Hockaday also had more power as the Chairman of our key Audit Committee.

• Mr. William Ford, Jr. took on a new Ebay Board job in July 2005 – Over-commitment concern.

• Our CEO's personal shareholdings had declined over the past year.

• Our directors can be elected with one yes-vote from our 1.8 billion shares under plurality voting.

• Our Directors still had a $25,000 annual donation program – Conflict of interest concern.

• Cumulative voting was not allowed.

• Five directors had 17 to 19 years tenure – Independence concern

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

JULY 29, 2005 UPDATE

Rule 14a-8 Shareholder Proposal for the next annual meeting

Dear Mr. Ford,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden

July 20, 2005

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

[July 29, 2005 – new paragraph added regarding EBay and Ford]

3 – Our Chairman to Focus on Oversight

Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

When a Chairman runs a company as Chairman and CEO, the information given to may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along – especially in a family-dominated company such as Ford? If Directors disagree, with whom do they lodge complaints? The Chairman?

What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control.

This proposal will also allow Mr. William Ford, Jr. more time for his new July 2005 Ebay Board job. This added distraction was accepted when our company faced renewed challenges in market share and profitability.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Our Chairman to Focus on Oversight
Yes on 3

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278-2453 310-371-7872

Mr. William Ford, Jr.
Chairman
Ford Motor Company (F)
One American Road
Dearborn, MI 48126
PH: 313-322-3000
FX: 313-845-7512

Rule 14a-8 Shareholder Proposal for the next annual meeting

Dear Mr. Ford,

This Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This proposal is respectfully submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

John Chevedden

July 20, 2005

cc: Peter Sherry, Jr.
PH: 313-323-2130
FX: 313-248-8713
FX: 313-248-1988

[July 20, 2005]

3 – Our Chairman to Focus on Oversight

Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

When a person acts both as a company's Chairman and its CEO, a vital separation of power is eliminated – and we as the owners of our company are deprived of both a crucial protection against conflicts of interest and also of a clear and direct channel of communication to our company through our Chairman.

When a Chairman runs a company as Chairman and CEO, the information given to may or may not be accurate. If a CEO wants to cover up corporate improprieties, how difficult is it to convince Directors to go along – especially in a family-dominated company such as Ford? If Directors disagree, with whom do they lodge complaints? The Chairman?

What stockholder-damaging conflicts of interest can be more serious than those that so often occur when overseers are allowed to oversee themselves? When a corporation's Chairman is also its CEO, such conflicts can and do happen.

It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. And these dual roles helped those individuals to achieve virtually total control of the companies.

Stockholders must continue to expect the unexpected until they help cause company boards to be composed of substantial majorities of independent directors – and until those directors select a chairman who is similarly independent of management.

Our Chairman to Focus on Oversight
Yes on 3

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

July 28, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the shareholder proposal contained in your facsimile communication received by our offices on July 20, 2005. The cover letter requests that the proposal relating to the Board of Directors changing the Company's governing documents to require that the Chairman of the Board serve in that capacity only and have no management duties, titles or responsibilities (the "Proposal") be included in the Company's proxy materials for the 2006 Annual Meeting of Shareholders.

Eligibility requirements regarding stockholder proposals are set forth in Rule 14a-8 of the rules of the United States Securities and Exchange Commission (the "SEC"). (A copy of Rule 14a-8 is enclosed.) Under Rule 14a-8(b)(1), in order to be eligible to submit a proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted at the annual meeting for at least one year by the date that the shareholder submitted the proposal. In the event the shareholder is not a registered holder, Rule 14a-8(b)(2) provides that proof of eligibility should be submitted at the time the proposal is submitted. Neither the Company nor its transfer agent was able to confirm that you satisfy the eligibility requirements based on the information that was furnished to the Company.

We request that, pursuant to Rule 14a-8, you furnish to the Company proper documentation demonstrating (i) that you are the beneficial owner of at least $2,000 in market value, or 1%, of Ford common stock, and (ii) that you have been the beneficial owner of such securities for one or more years. We request that such documentation be furnished to the Company within 14 calendar days of your receipt of this letter. Under Rule 14a-8(b)(2) a shareholder may satisfy this requirement by either (i) submitting to the Company a written statement from the "record" holder of the shareholder's securities (usually a broker or bank) verifying that, at the time of submission, the shareholder continuously held the securities at least one year, or (ii) if the shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting the shareholder's ownership of the shares as of or before the date on which the one-year period begins. If the shareholder has filed one of these documents, it may demonstrate its eligibility by submitting to the Company a copy of the schedule or form, and any subsequent amendments, and a written statement that the shareholder continuously held the required number of shares for the one-year period as of the date of the statement.

If you cannot furnish the Company with proper evidence of share ownership eligibility, we request that you withdraw your proposal so that we do not have to file a No-Action Letter with the SEC. If you do not furnish the Company with such evidence and do not withdraw the proposal within the 14-day period, we will file a No-Action Letter with the SEC to have the proposal excluded from the Company's proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: P. J. Sherry, Jr.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) **Question 5: What is the deadline for submitting a proposal?**

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more

than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) ***Violation of Law:*** If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) ***Violation of Proxy Rules:*** If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) ***Personal Grievance; Special Interest:*** If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) ***Relevance:*** If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) ***Absence of Power/Authority:*** If the company would lack the power or authority to implement the proposal;

(7) ***Management Functions:*** If the proposal deals with a matter relating to the company's ordinary business operations;

(8) ***Relates to Election:*** If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) ***Conflicts with Company's Proposal:*** If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) ***Substantially Implemented:*** If the company has already substantially implemented the proposal;

(11) ***Duplication:*** If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) ***Resubmissions:*** If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

August 4, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: Shareholder Proposal for 2006 Annual Meeting

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the facsimile letter dated August 3, 2005, from Fidelity Investments confirming your share ownership of Ford common stock. We also acknowledge the updated shareholder proposal contained in your facsimile communication dated July 29, 2005. The cover letter requests that the proposal relating to the Board of Directors changing the Company's governing documents to require that the Chairman of the Board serve in that capacity only and have no management duties, titles or responsibilities (the "Proposal") be included in the Company's proxy materials for the 2006 Annual Meeting of Shareholders.

The Company is satisfied that you meet the share ownership eligibility requirements of Rule 14a-8 as detailed in the Company's letter of July 28, 2005. Please note that the Company reserves the right to file a No-Action request with the U. S. Securities and Exchange Commission ("SEC") if we believe that substantive grounds exist to exclude the Proposal from Ford's 2006 proxy materials.

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at (313) 337-3913. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

cc: P. J. Sherry, Jr.

Zaremba, Jerome (J.F.)

From: Zaremba, Jerome (J.F.)
Sent: Monday, December 12, 2005 3:29 PM
To: 'J'
Cc: Sherry, Peter (P.J.)
Subject: RE: (F)

Mr. Chevedden:

Thank you for your e-mail of December 7. With respect to the "RESOLVED" statement of your proposal, I believe that it would be helpful to clarify whether or not the Proposal requires the Chairman to be independent or only that he/she not have any management duties, titles, or responsibilities. As you know, a director can have no management duties and yet not be considered independent. If the intent is for the Chairman to be independent, please confirm that the independence standards contained in Ford's Corporate Governance Principles are acceptable or inform us of what standards are to be met. We suggest that this aspect of the "RESOLVED" clause be clarified, in addition to the corrections requested in my letter of November 29.

If you have any questions or comments, please do not hesitate to contact me.

Jerome F. Zaremba
Counsel - Corporate
Ford Motor Company
One American Road, Room 1035
Dearborn, Michigan 48126
313-337-3913
Fax: 313-248-1988
jzarembl@ford.com

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, December 07, 2005 11:49 PM
To: Zaremba, Jerome (J.F.)
Subject: (F)

Mr. Zaremba,
Please confirm that the resolved statement of the independent board chairman proposal is acceptable. It will be more efficient to take care of everything on the plate at once.
Sincerely, John Chevedden

EXHIBIT 3

Zaremba, Jerome (J.F.)

From: J [olmsted7p@earthlink.net]
Sent: Monday, December 12, 2005 8:11 PM
To: Zaremba, Jerome (J.F.)
Cc: Sherry, Peter (P.J.)
Subject: Re: (F)

Mr. Zaremba,
In response to your Nov. 29, 2005 letter, there is not enough information on the CEO's shareholdings. There are many ways to calculate or inflate shareholdings and the company may have simply found another means to calculate or inflate the amount. On the other hand it is a fact that the CEO's shareholdings were independently reported as having declined. The text on plurality voting can probably be deleted.

The following items were facts during 2005 as the proposal states: The company had a director contribution program during 2005. Mr. Hockaday chaired the Audit Committee during 2005. Three directors served on four or more boards during 2005. I do not believe there is a basis to exclude a point about the company, accurately identified as during a specific year, if the company later changed that point. Sincerely, John Chevedden

EXHIBIT 4

Office of the General Counsel
Phone: 313/3373913
Fax: 313/248-1998
E-Mail: jzaremb1@ford.com

Ford Motor Company
One American Road
Room 1035 WHQ
Dearborn, Michigan 48126

November 29, 2005

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Re: **John Chevedden Shareholder Proposal for 2006 Annual Meeting**

Dear Mr. Chevedden:

Ford Motor Company ("Ford" or the "Company") hereby acknowledges the revised shareholder proposal contained in your facsimile communication dated November 21, 2005. You have requested that the Company include in its proxy materials for the 2006 Annual Meeting of Shareholders the proposal relating to the Board of Directors changing the Company's governing documents to require that the Chairman of the Board have no management responsibilities (the "Proposal").

We note significant inaccuracies contained in your revised Proposal. First, you state that the CEO's shareholdings have declined over the past year. On the contrary, according to Form 4 and Form 5 filings with the Securities and Exchange Commission ("SEC"), Mr. Ford's direct and indirect holdings of common stock have increased by over 45% from December 2004 through September 2005. We request that this misstatement be deleted from the Proposal.

Additionally, you state that directors can be elected with one "FOR" vote from over 1.8 billion shares under plurality voting. The Company's proxy statement clearly states that a majority vote of shares present in person or represented by proxy at the Annual Meeting is required in order to elect nominees as directors. Please refer to page 3 of Ford's 2005 proxy statement. We request that this misstatement be deleted from the Proposal.

The Proposal also provides that the Company has a matching charitable contribution program for directors. We call you attention to the fact that as of November 1, 2005, Ford has discontinued its practice of matching director charitable contributions. We request that this inaccuracy be corrected.

Please also note that Mr. Hockaday is no longer Chair of the Audit Committee. Effective May 13, 2005, Stephen G. Butler was appointed Chair of the Audit Committee. We request that you correct this inaccuracy.

Lastly, you state that there are three directors that serve as directors on four or more boards of public companies. There are only two such directors, Messrs. Hockaday and

Thornton. Please note that effective May 4, 2005, Mr. Manoogian resigned as a director of Metaldyne Corporation. We request that you correct this inaccuracy.

We request that you either withdraw the Proposal or correct the above-mentioned misstatements and inaccuracies and resubmit the Proposal within 14 days of your receipt of this letter. If you fail to withdraw the Proposal or delete and correct the misstatements and inaccuracies noted above within the 14-day period, we will file a No-Action Letter with the SEC to have the Proposal excluded from the Company's proxy materials as a violation of SEC Rule 14a-8(i)(3) in that the Proposal is false and misleading in violation of Rule 14a-9 (copies enclosed).

If you would like to discuss the SEC rules regarding stockholder proposals or anything else relating to the Proposal, please contact me at the number listed above. Thank you for your interest in the Company.

Very truly yours,

Jerome F. Zaremba
Counsel

Encl.

cc: P. J. Sherry, Jr.

(1) If holding the registrant's securities through a nominee, provide the registrant with a statement by the nominee or other independent third party, or a copy of a current filing made with the Commission and furnished to the registrant, confirming such holder's beneficial ownership; and

(2) Provide the registrant with an affidavit, declaration, affirmation or other similar document provided for under applicable state law identifying the proposal or other corporate action that will be the subject of the security holder's solicitation or communication and attesting that:

(i) The security holder will not use the list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; and

(ii) The security holder will not disclose such information to any person other than a beneficial owner for whom the request was made and an employee or agent to the extent necessary to effectuate the communication or solicitation.

(d) The security holder shall not use the information furnished by the registrant pursuant to paragraph (a)(2)(ii) of this section for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which the registrant is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by the registrant; or disclose such information to any person other than an employee, agent, or beneficial owner for whom a request was made to the extent necessary to effectuate the communication or solicitation. The security holder shall return the information provided pursuant to paragraph (a)(2)(ii) of this section and shall not retain any copies thereof or of any information derived from such information after the termination of the solicitation.

(e) The security holder shall reimburse the reasonable expenses incurred by the registrant in performing the acts requested pursuant to paragraph (a) of this section.

Notes to Rule 14a-7. 1. Reasonably prompt methods of distribution to security holders may be used instead of mailing. If an alternative distribution method is chosen, the costs of that method should be considered where necessary rather than the costs of mailing.

2. When providing the information required by Exchange Act Rule 14a-7(a)(1)(ii), if the registrant has received affirmative written or implied consent to delivery of a single copy of proxy materials to a shared address in accordance with Exchange Act Rule 14a-3(e)(1), it shall exclude from the number of record holders those to whom it does not have to deliver a separate proxy statement.

Rule 14a-8. Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) **Question 1: What is a proposal?**

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) **Question 3: How many proposals may I submit?**

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) **Question 4: How long can my proposal be?**

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 under the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this Rule 14a-8?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper Under State Law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of Law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of Proxy Rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal Grievance; Special Interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of Power/Authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management Functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Relates to Election:* If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

(9) *Conflicts with Company's Proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this Rule 14a-8 should specify the points of conflict with the company's proposal.

(10) *Substantially Implemented:* If the company has already substantially implemented the proposal;

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific Amount of Dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) **Question 10: What procedures must the company follow if it intends to exclude my proposal?**

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) **Question 11: May I submit my own statement to the Commission responding to the company's arguments?**

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) **Question 12: If the company includes my shareholder proposal with its proxy materials, what information about me must it include along with the proposal itself?**

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) **Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?**

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before it files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

Rule 14a-9. False or Misleading Statements.

(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier communication with respect to the solicitation of a proxy for the same meeting or subject matter which has become false or misleading.

(b) The fact that a proxy statement, form of proxy or other soliciting material has been filed with or examined by the Commission shall not be deemed a finding by the Commission that such material is accurate or complete or not false or misleading, or that the Commission has passed upon the merits of or approved any statement contained therein or any matter to be acted upon by security holders. No representation contrary to the foregoing shall be made.

Note. The following are some examples of what, depending upon particular facts and circumstances, may be misleading within the meaning of this rule:

(a) Predictions as to specific future market values.

(b) Material which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation.

(c) Failure to so identify a proxy statement, form of proxy and other soliciting material as to clearly distinguish it from the soliciting material of any other person or persons soliciting for the same meeting or subject matter.

(d) Claims made prior to a meeting regarding the results of a solicitation.

Rule 14a-10. Prohibition of Certain Solicitations.

No person making a solicitation which is subject to Rules 14a-1 to 14a-10 shall solicit:

(a) Any undated or post-dated proxy; or

(b) Any proxy which provides that it shall be deemed to be dated as of any date subsequent to the date on which it is signed by the security holder.

Rule 14a-11. [Removed and Reserved.]

Rule 14a-12. Solicitation Before Furnishing a Proxy Statement.

(a) Notwithstanding the provisions of Exchange Act Rule 14a-3(a), a solicitation may be made before furnishing security holders with a proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) if:

(1) Each written communication includes:

(i) The identity of the participants in the solicitation (as defined in Instruction 3 to Item 4 of Schedule 14A and a description of their direct or indirect interests, by security holdings or otherwise, or a prominent legend in clear, plain language advising security holders where they can obtain that information; and

(ii) A prominent legend in clear, plain language advising security holders to read the proxy statement when it is available because it contains important information. The legend also must explain to investors that they can get the proxy statement, and any other relevant documents, for free at the Commission's web site and describe which documents are available free from the participants; and

(2) A definitive proxy statement meeting the requirements of Exchange Act Rule 14a-3(a) is sent or given to security holders solicited in reliance on this Rule 14a-12 before or at the same time as the forms of proxy, consent or authorization are furnished to or requested from security holders.

(b) Any soliciting material published, sent or given to security holders in accordance with paragraph (a) of this Rule 14a-12 must be filed with the Commission no later than the date the material is first published, sent or given to security holders. Three copies of the material must at the same time be filed with, or mailed for filing to, each national securities exchange upon which any class of securities of the registrant is listed and registered. The soliciting material must include a cover page in the form set forth in Schedule 14A and the appropriate box on the cover page must be marked.

Soliciting material in connection with a registered offering is required to be filed only under Securities Act Rule 424 or 425, and will be deemed filed under this Rule 14a-12.

(c) Solicitations by any person or group of persons for the purpose of opposing a solicitation subject to this regulation by any other person or group of persons with respect to the election or removal of directors at any annual or special meeting of security holders also are subject to the following provisions:

(1) *Application of This Rule to Annual Report.* Notwithstanding the provisions of Exchange Act Rule 14a-3(b) and (c), any portion of the annual report referred to in Exchange Act Rule 14a-3(b) that comments upon or refers to any solicitation subject to this Rule 14a-12(c), or to any participant in the solicitation, other than the solicitation by the management, must be filed with the Commission as proxy material subject to this regulation. This must be filed in electronic format unless an exemption is available under Rules 201 or 202 of Regulation S-T.

(2) *Use of Reprints or Reproductions.* In any solicitation subject to this Rule 14a-12(c), soliciting material that includes, in whole or part, any reprints or reproductions of any previously published material must:

(i) State the name of the author and publication, the date of prior publication, and identify any person who is quoted without being named in the previously published material.

(ii) Except in the case of a public or official document or statement, state whether or not the consent of the author and publication has been obtained to the use of the previously published material as proxy soliciting material.

(iii) If any participant using the previously published material, or anyone on his or her behalf, paid, directly or indirectly, for the preparation or prior publication of the previously published material, or has made or proposes to make any payments or give any other consideration in connection with the publication or republication of the material, state the circumstances.

Instructions to Rule 14a-12: 1. If paper filing is permitted, file eight copies of the soliciting material with the Commission, except that only three copies of the material specified by Exchange Act Rule 14a-12(c)(1) need be filed.

2. Any communications made under this Rule 14a-12 after the definitive proxy statement is on file but before it is disseminated also must specify that the proxy statement is publicly available and the anticipated date of dissemination.

Rule 14a-13. Obligations of Registrants in Communicating With Beneficial Owners.

(a) If the registrant knows that securities of any class entitled to vote at a meeting (or by written consents or authorizations if no meeting is held) with respect to which the registrant intends to solicit proxies, consents or authorizations are held of record by a broker, dealer, voting trustee, bank, association or other entity that exercises fiduciary powers in nominee name or otherwise, the registrant shall:

(1) By first class mail or other equally prompt means:

(i) Inquire of each such record holder: (A) whether other persons are the beneficial owners of such securities and if so, the number of copies of the proxy and other soliciting material necessary to supply such material to such beneficial owners; (B) in the case of an annual (or special meeting in lieu of the annual) meeting, or written consents in lieu of such meeting, at which directors are to be elected, the number of

FOR_5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITI_ _ND EXCHANGE COMMISSION — EXHIBIT 5

Washingto_, _.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

MB A_ _VAL
ber 3235-0362
Expires: January 31, 2005
Estimated average burden hours per response 1.0

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Statement for Issuer's Fiscal Year Ended (Month/Day/Year)
12/2004

4. If Amendment, Date Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X Officer (give title below)
____ 10% Owner
____ Other (specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price			
Common Stock, $0.01 par value							4,230,674	D	
Common Stock, $0.01 par value	1/30/ 2004		G	55,285	A	0	55,285	I	By Child (1)
Common Stock, $0.01 par value	1/30/ 2004		G	55,285	D	0	0	I	By Child (1)
Common Stock, $0.01 par value							78,665	I	By Company Plan
Common Stock, $0.01 par value							12,412	I	By Spouse (2)
Common Stock, $0.01 par value	1/30/ 2004		G	22,829	D	0	29,826	I	By Spouse as Custodian (3)
Common Stock, $0.01 par value	1/30/ 2004		G	55,285	A	0	55,285	I	By Trust - Child (4)
Common Stock, $0.01 par value							186,964	I	By Voting Trust (5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)
SEC 2270 (7/03)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Ford Stock Units	(7)						(7)	(7)	Common Stock, $0.01 par value	(7)		2,388	D	
6.50% Cum. Convertible Trust Preferred Sec.	(8)						(8)	1/15/2032	Common Stock, $0.01 par value	(8)		60,000	D	
Employee Stock Option (Right to Buy)	9.82						(9)	01/02/2013	Common Stock, $0.01 par value	(9)		2,680,000	D	
Employee Stock Option (Right to Buy)	16.49						(10)	01/04/2014	Common Stock, $0.01 par value	(10)		1,587,301	D	
Employee Stock Option (Right to Buy)	15.36						(11)	01/10/2012	Common Stock, $0.01 par value	(11)		48,543	D	
Employee Stock Option (Right to Buy)	15.13						(12)	01/30/2012	Common Stock, $0.01 par value	(12)		4,000,000	D	
Employee Stock Option (Right to Buy)	16.42						(13)	03/27/2012	Common Stock, $0.01 par value	(13)		66,845	D	
Employee Stock Option (Right to Buy)	7.40						(14)	03/30/2013	Common Stock, $0.01 par value	(14)		206,044	D	
Employee Stock Option (Right to Buy)	16.12						(15)	06/27/2012	Common Stock, $0.01 par value	(15)		67,446	D	
Employee Stock Option (Right to Buy)	11.09						(16)	06/29/2013	Common Stock, $0.01 par value	(16)		107,759	D	

Explanation of Responses:

1. I disclaim beneficial ownership of these shares owned by one of my children.
2. I disclaim beneficial ownership of these shares owned by my wife.
3. I disclaim beneficial ownership of these shares held by my wife as custodian for my children.
4. I am the trustee of this trust for one of my children. I disclaim beneficial ownership of these shares.
5. I am a trustee of the voting trust. As shown, it holds 186,964 shares of Common Stock and 3,335,930 shares of Class B Stock for my benefit. I disclaim beneficial ownership of any other shares of Common Stock or Class B Stock in said voting trust.
6. I am one of five trustees of the voting trust. As shown, it holds 83,539 shares of Class B Stock for the benefit of one of my children. I disclaim beneficial ownership of these shares.
7. These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to me, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.
8. Each 6.50% Cumulative Convertible Trust Preferred Security, issued by Ford Motor Company Capital Trust II, a Delaware business trust, is immediately convertible, at the option of the holder, into 2.8249 shares of Ford Motor Company Common Stock.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

2/14/2005
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insuf[illegible]
See Instruction 6 for procedure.
Potential persc ho are to respond to the collection of information contained in this form are not requirer spond unless the form displays a cun valid OMB Number.

FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITI' ND EXCHANGE COMMISSION
Washingto.., D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB A:)VAL
OMB Number 323>-0362
Expires: January 31, 2005
Estimated average burden hours per response 1.0

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Statement for Issuer's Fiscal Year Ended (Month/Day/Year)
12/2004

4. If Amendment, Date Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
___ 10% Owner
X Officer (give title below)
___ Other (specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class B Stock, $0.01 par value	1/7/ 2004		G	657	A	0	24,000	I	By Spouse (2)
Class B Stock, $0.01 par value	1/13/ 2004		G	1,349	A	0	25,349	I	By Spouse (2)
Class B Stock, $0.01 par value	1/16/ 2004		G	35,582	D	0	55,785	I	By Spouse as Custodian (3)
Class B Stock, $0.01 par value	1/7/ 2004		G	5,913	D	0	3,276,476	I	By Voting Trust (5)
Class B Stock, $0.01 par value	1/13/ 2004		G	1,349	A	0	3,277,825	I	By Voting Trust (5)
Class B Stock, $0.01 par value	11/30/ 2004		G	929,969	A	0	4,207,794	I	By Voting Trust (5)
Class B Stock, $0.01 par value	12/16/ 2004		G	871,864	D	0	3,335,930	I	By Voting Trust (5)
Class B Stock, $0.01 par value	1/7/ 2004		G	1,314	A	0	1,314	I	By Voting Trust-Child (6)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)
SEC 2270 (7/03)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10. Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to Buy)	9.68						(17)	9/29/2012	Common Stock, $0.01 par value	(17)		94,456	D	
Employee Stock Option (Right to Buy)	10.78						(18)	09/29/2013	Common Stock, $0.01 par value	(18)		110,294	D	
Employee Stock Option (Right to Buy)	9.44						(19)	12/30/2012	Common Stock, $0.01 par value	(19)		89,096	D	
Employee Stock Option (Right to Buy)	15.98						(20)	12/30/2013	Common Stock, $0.01 par value	(20)		62,396	D	
Ford Stock Equivalents	(21)						(21)	(21)	Common Stock, $0.01 par value	(21)		113,122	D	

Explanation of Responses:

9. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/03/2003), 66% after two years, and in full after three years.
10. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/05/2004), 66% after two years, and in full after three years.
11. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/11/2002), 66% after two years, and in full after three years.
12. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/31/2002), 66% after two years, and in full after three years.
13. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (3/28/2002), 66% after two years, and in full after three years
14. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (03/31/2003), 66% after two years, and in full after three years.
15. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (6/28/2002), 66% after two years, and in full after three years.
16. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (06/30/2003), 66% after two years, and in full after three years.
17. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (9/30/2002), 66% after two years, and in full after three years.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insuf[illegible],
See Instruction 6 for procedure.

Potential pers[illegible] ho are to respond to the collection of information contained in this form are not require[illegible] espond unless the form displays a cur[illegible] valid OMB Number.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

2/14/2005
Date

FORM 5

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

☐ Form 3 Holdings Reported

☐ Form 4 Transactions Reported

UNITED STATES SECURITI ND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB A VAL
OMB Number 32_5-0362
Expires: January 31, 2005
Estimated average burden hours per response 1.0

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Statement for Issuer's Fiscal Year Ended (Month/Day/Year)
12/2004

4. If Amendment, Date Original Filed (Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X Officer (give title below)
___ 10% Owner
___ Other (specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class B Stock, $0.01 par value	1/13/ 2004		G	1,076	A	0	2,390	I	By Voting Trust-Child (6)
Class B Stock, $0.01 par value	1/16/ 2004		G	81,149	A	0	83,539	I	By Voting Trust-Child (6)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

(Over)
SEC 2270 (7/03)

FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4.Transaction Code Code (Instr. 8)	5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/ Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

18. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (09/30/2003), 66% after two years, and in full after three years.
19. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2002), 66% after two years, and in full after three years.
20. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2003), 66% after two years, and in full after three years.
21. These Ford Stock Equivalents were acquired under the Company's 1998 Long-Term Incentive Plan without payment by me. These Ford Stock Equivalents will be converted and distributed to me, without payment, in shares of Common Stock on March 12, 2005.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

2/14/2005
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed. If space provided is insuf
See Instruction 6 for procedure.
Potential persc ho are to respond to the collection of information contained in this form are not requirer espond unless the form displays a curi valid OMB Number.

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
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1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2005

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
___ 10% Owner
X Officer (give title below)
___ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8): Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5): Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $0.01 par value	9/30/ 2005		F (1)		10,867	D	9.90	6,301,369	D	
Common Stock, $0.01 par value								80,582	I	By Company Plan
Common Stock, $0.01 par value								12,412	I	By Spouse (2)
Common Stock, $0.01 par value								29,826	I	By Spouse as Custodian (3)
Common Stock, $0.01 par value								55,285	I	By Trust - Child (4)
Common Stock, $0.01 par value								186,964	I	By Voting Trust (5)
Class B Stock, $0.01 par value								25,349	I	By Spouse (2)
Class B Stock, $0.01 par value								55,785	I	By Spouse as Custodian (3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (6-03)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transactions(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Ford Stock Units	(7)							(7)	(7)	Common Stock, $0.01 par value	(7)		2,456	D	
6.50% Cum. Convertible Trust Preferred Sec.	(8)							(8)	1/15/2032	Common Stock, $0.01 par value	(8)		60,000	D	
Employee Stock Option (Right to Buy)	9.82							(9)	01/02/2013	Common Stock, $0.01 par value	(9)		1,360,000	D	
Employee Stock Option (Right to Buy)	16.49							(10)	01/04/2014	Common Stock, $0.01 par value	(10)		1,587,301	D	
Employee Stock Option (Right to Buy)	15.36							(11)	01/10/2012	Common Stock, $0.01 par value	(11)		48,543	D	
Employee Stock Option (Right to Buy)	15.13							(12)	01/30/2012	Common Stock, $0.01 par value	(12)		4,000,000	D	
Employee Stock Option (Right to Buy)	12.49							(13)	03/10/2015	Common Stock, $0.01 par value	(13)		1,685,393	D	
Employee Stock Option (Right to Buy)	16.42							(14)	03/27/2012	Common Stock, $0.01 par value	(14)		66,845	D	
Employee Stock Option (Right to Buy)	7.40							(15)	03/30/2013	Common Stock, $0.01 par value	(15)		138,050	D	
Employee Stock Option (Right to Buy)	16.12							(16)	06/27/2012	Common Stock, $0.01 par value	(16)		67,446	D	

Explanation of Responses:

1. These shares were withheld by the Company to cover my income tax liability relating to a grant to me of Common Stock under the Company's 1998 Long-Term Incentive Plan.
2. I disclaim beneficial ownership of these shares owned by my wife.
3. I disclaim beneficial ownership of these shares held by my wife as custodian for my children.
4. I am the trustee of this trust for one of my children. I disclaim beneficial ownership of these shares.
5. I am a trustee of the voting trust. As shown, it holds 186,964 shares of Common Stock and 3,335,930 shares of Class B Stock for my benefit. I disclaim beneficial ownership of any other shares of Common Stock or Class B Stock in said voting trust.
6. I am one of five trustees of the voting trust. As shown, it holds 83,539 shares of Class B Stock for the benefit of one of my children. I disclaim beneficial ownership of these shares.
7. These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to me, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.
8. Each 6.50% Cumulative Convertible Trust Preferred Security, issued by Ford Motor Company Capital Trust II, a Delaware business trust, is immediately convertible, at the option of the holder, into 2.8249 shares of Ford Motor Company Common Stock.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to resp[ond un]less the form displays a currently valid OMB Number.

**Signature of Reporting Person — Kathryn S. Lamping, Attorney-in-Fact

10/4/2005
Date

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number 3235-0287
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(Print or Type Responses)

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2005

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director ___ 10% Owner
X Officer (give title below) ___ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			
Class B Stock, $0.01 par value								3,335,930	I	By Voting Trust (5)
Class B Stock, $0.01 par value								83,539	I	By Voting Trust-Child (6)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (6-03)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transactions(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to Buy)	11.09							(17)	06/29/2013	Common Stock, $0.01 par value	(17)		107,759	D	
Employee Stock Option (Right to Buy)	9.68							(18)	9/29/2012	Common Stock, $0.01 par value	(18)		47,934	D	
Employee Stock Option (Right to Buy)	10.78							(19)	09/29/2013	Common Stock, $0.01 par value	(19)		73,897	D	
Employee Stock Option (Right to Buy)	9.44							(20)	12/30/2012	Common Stock, $0.01 par value	(20)		45,214	D	
Employee Stock Option (Right to Buy)	15.98							(21)	12/30/2013	Common Stock, $0.01 par value	(21)		62,396	D	
Ford Stock Equivalents	(22)							(22)	(22)	Common Stock, $0.01 par value	(22)		240,288	D	

Explanation of Responses:

9. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/03/2003), 66% after two years, and in full after three years.
10. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/05/2004), 66% after two years, and in full after three years.
11. The option became exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/11/2002), 66% after two years, and in full after three years.
12. The option became exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/31/2002), 66% after two years, and in full after three years.
13. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (03/11/2005), 66% after two years, and in full after three years.
14. The option became exercisable to the extent of 33% of the shares optioned after one year from the date of grant (3/28/2002), 66% after two years, and in full after three years.
15. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (03/31/2003), 66% after two years, and in full after three years.
16. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (6/28/2002), 66% after two years, and in full after three years.
17. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (06/30/2003), 66% after two years, and in full after three years.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

10/4/2005
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to resp[ond un]less the form displays a currently valid OMB Number.

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2005

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director ___ 10% Owner
X Officer (give title below) ___ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (6-03)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

18. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (9/30/2002), 66% after two years, and in full after three years.
19. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (09/30/2003), 66% after two years, and in full after three years.
20. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2002), 66% after two years, and in full after three years.
21. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2003), 66% after two years, and in full after three years.
22. These Ford Stock Equivalents were acquired under the Company's 1998 Long-Term Incentive Plan without payment by me. These Ford Stock Equivalents will be converted and distributed to me, without payment, in shares of Common Stock on March 11, 2006.

**Signature of Reporting Person: Kathryn S. Lamping, Attorney-in-Fact

Date: 10/4/2005

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to resp nless the form displays a currently valid OMB Number.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, February 01, 2006 10:26 PM
To: CFLETTERS
Cc: Peter Sherry, Jr.
Subject: #1 Re Ford Motor Company (F) No-Action Request John Chevedden

Re Ford Motor Company (F) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 1, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ford Motor Company (F)
#1 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

This is an initial response to the Ford January 10, 2006 no action request.

The text of this rule 14a-8 proposal to Ford states:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that our Board Chairman serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted."

These 2006 precedents did not receive Staff concurrence to omit based on (i)(3) arguments:
General Electric Company (January 10, 2006) Burlington Northern Santa Fe Corporation (January 30, 2006)

The following is the text of these precedent proposals. The text does not appear to be materially different from the proposal to Ford:
General Electric Company (January 10, 2006)
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

Burlington Northern Santa Fe Corporation (January 30, 2006)

"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.
This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

Reasonable shareholders could debate whether the company question to the proponent on purported clarification was a baiting question or an honest question. I do not believe the company can claim that baiting questions have never been used in the rule 14a-8 process.

The text of the proposal stated, "For instance in 2005 it was reported (and certain concerns are noted): Š o Our CEO's personal shareholdings had declined over the past year."

The following is a direct quote from The Corporate Library's Board Analyst Profile for Ford Motor Company, accessed today:
"o The CEO's personal shareholdings have declined over the past year."
Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13476

To rebut this statement the company would need to demonstrate that at no point in 2005 did the CEO's shareholding decline from the prior year.
Additionally the company has not produced an independent report like The Corporate Library's Board Analyst Profile that would show otherwise.

To address the purported "Dewey beats Truman" analogy, on the day of this historic headline one could probably produce dozens of headlines that correctly and independently reported that Truman beat Dewey. However the company does not produce one independent report similar to The Corporate Library's Board Analyst Profile that independently reports that Mr. Ford's shareholdings were otherwise.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that there be an opportunity to submit additional material in support of the inclusion of the rule 14a-8 proposal. Also that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Peter Sherry, Jr. <psherry@ford.com>

RECEIVED

2006 FEB 27 PM 3:53

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Ford Motor Company

One American Road
P.O. Box 1899
Dearborn, Michigan 48126

February 23, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Omission of Shareholder Proposal Submitted by Mr. John Chevedden

Ladies and Gentlemen:

Reference is made to the electronic mail message dated February 1, 2006, of Mr. John Chevedden (the "Proponent") in response to the No-Action Request of Ford Motor Company ("Ford" or the "Company") dated January 10, 2006, regarding the Proponent's shareholder proposal recommending that Ford's Board of Directors change the Company's governing documents to require that the Chairman have no management duties, titles, or responsibilities (the "Proposal"). The Proponent has asked the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") to deny Ford's No-Action Request.

We do not believe that Mr. Chevedden has presented any persuasive arguments to deny Ford's requested omission of the Proposal. The Proponent references two recent Staff decisions in support of his position. In *General Electric Company* (January 10, 2006) the Staff did not allow omission of a proposal that is substantially similar to the Proposal on the grounds that it was false and misleading pursuant to Rule 14a-8(i)(3) and Rule 14a-9. The decision in *General Electric*, however, is distinguishable from Ford's No-Action Request. The argument put forth in *General Electric* is that the Proponent did not explain what "loss of independence" means. The focus of the argument was that since no standard of independence is referenced, the company could not determine whether or not the chairman had loss his or her independent status.

The argument in *General Electric* is not the same argument put forth by Ford. Ford believes that the Proposal is ambiguous because neither the Company nor the shareholders can determine whether or not any standard of independence is required for the Chairman, to say nothing of the means of determining such independence. In the Company's No-Action Request, we assert that it is ambiguous as to whether the Proposal requires an independence standard since the Proposal does not affirmatively state that one is required. This argument is not made in *General Electric*. The Board of Directors and shareholders are entitled to know with reasonable certainty what the Proposal requires and not to have to guess as to whether a particular course of action (i.e., appointing a Chairman with no management duties but not independent) satisfies the Proposal's requirements.

The Proponent disingenuously states that reasonable shareholders could debate whether the Company's request for clarification was a "baiting question or an honest question." As indicated in Exhibit 2 to Ford's No-Action Request, the Proponent asked the Company "to confirm that the resolved statement" was acceptable. It can hardly then be argued that the Company was baiting the Proponent when it responded to his inquiry in a good faith manner. Requesting the Proponent to clarify what is clearly an ambiguous aspect of the Proposal is not baiting. Mr. Chevedden and the Company have a long history of honorable dealings and the Company strongly takes exception to the implication that it would treat Mr. Chevedden, or any other shareholder proponent, in a less than respectful manner.

The Company has been unable to obtain a copy of the *Burlington Northern Santa Fe Corporation* (January 30, 2006) No-Action Request. Consequently, we cannot comment on what, if any, characteristics about that No-Action Request are distinguishable from Ford's No-Action Request of January 10. In any event, neither *General Electric* nor *Burlington Northern* contained the false and misleading statements discussed below.

With respect to the decision in *General Electric*, the allegedly materially false statements in that decision were of a nature whereby reasonable minds could differ on the context and inferences drawn from the statements. The materially false statements contained in the Proposal have been demonstrated to be factually incorrect beyond any reasonable dispute.

The first materially false factual statement is that the CEO's shareholdings have decreased over the past year. The Proponent states that in order to rebut his assertion the Company must demonstrate that at no time during the year did the CEO's holdings decline. The Company is under no such obligation. The materially false statement is: "Our CEO's personal shareholdings had declined over the past year." A reasonable reading of the statement is that over the period of a year, the CEO's shareholdings have, in the aggregate, declined. A tortuous reading of the statement would be that at a single point in time during the past year the CEO's shareholdings had declined compared with another single point in time in the year. According to Form 4 and Form 5 filings with the SEC, the CEO's direct common stock holdings in the Company at September 30, 2004, were approximately 4.2 million shares (see Attachment 1) and at no time did his holdings fall below that number prior to the time the Proponent filed his latest version of the Proposal on November 21, 2005. Form 4 filings as of September 30, 2005 indicate that the CEO holds approximately 6.3 million shares (see Exhibit 5 to Ford's No-Action Request). The Proponent is aware that Form 4 and Form 5 filings are available through the Company's website or the Commission's website. It is incomprehensible that Mr. Chevedden can stand by his argument that the CEO's shareholdings have decreased over the past year when confronted with irrefutable evidence to the contrary.

Mr. Chevedden also states that the Company has not produced an independent source to state that the CEO's shareholdings have not decreased over the past year. The Company is not aware of any precedent, nor does Mr. Chevedden cite any, that requires the Company to produce an independent source to verify shareholdings, nor is an independent source useful given the public availability of the CEO's share ownership. As noted, the

Company has demonstrated to the Proponent that the statement that the CEO's shareholdings had declined over the past year is materially false and the Proponent failed to correct the misstatement.

The second materially false statement is that a nominee can be elected to the Board of Directors with one "for" vote under plurality voting. It is significant to note that the Proponent does not address this materially false statement in his February 1 electronic message to the Staff. As Ford stated in its No-Action Request, the Proponent was informed that a nominee needs a majority of "for" votes cast at the Annual Meeting in order to be elected to the Board and he was requested to correct this misstatement. Although Mr. Chevedden acknowledged that this statement was false (see Exhibit 3 to Ford's No-Action Request), he chose not to correct the materially false misstatement.

For the reasons stated above and those contained in Ford's No-Action Request of January 10, 2006, the Company respectfully requests the Staff to concur in the omission of the Proposal from the Company's 2006 Proxy Materials pursuant to Rule 14a-8(i)(3) as impermissibly vague and false and misleading in violation of Rule 14a-9.

If you have any questions, require further information, or wish to discuss this matter, please call Jerome Zaremba (313-337-3913) of my officer or me (313-323-2130).

Very truly yours,

Peter J. Sherry, Jr.

cc: Mr. John Chevedden (via Federal Express)

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE
Washington, D.C. 20549

ATTACHMENT 1

OMB APPROVAL
OMB Number 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response 0.5

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

(Print or Type Responses)

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2004

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director ___ 10% Owner
X Officer (give title below) ___ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8) Code	V	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5) Amount	(A) or (D)	Price	5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $0.01 par value	9/30/ 2004		A (1)		26,930	A	(1)	4,205,154	D	
Common Stock, $0.01 par value								77,522	I	By Company Plan
Common Stock, $0.01 par value								12,412	I	By Spouse (2)
Common Stock, $0.01 par value								52,655	I	By Spouse as Custodian (3)
Common Stock, $0.01 par value								186,964	I	By Voting Trust (4)
Class B Stock, $0.01 par value								23,343	I	By Spouse (2)
Class B Stock, $0.01 par value								91,367	I	By Spouse as Custodian (3)
Class B Stock, $0.01 par value								3,282,389	I	By Voting Trust (4)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(Over)
SEC 1474 (6-03)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 3)	2.Conversion or Exercise Price of Derivative Security	3.Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4.Transaction Code (Instr. 8)		5.Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6.Date Exercisable and Expiration Date (Month/Day/Year)		7.Title and Amount of Underlying Securities (Instr. 3 and 4)		8.Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Ford Stock Units	(5)							(5)	(5)	Common Stock, $0.01 par value	(5)		2,371	D	
6.50% Cum. Convertible Trust Preferred Sec.	(6)							(6)	1/15/2032	Common Stock, $0.01 par value	(6)		60,000	D	
Employee Stock Option (Right to Buy)	9.82							(7)	01/02/2013	Common Stock, $0.01 par value	(7)		2,680,000	D	
Employee Stock Option (Right to Buy)	16.49							(8)	01/04/2014	Common Stock, $0.01 par value	(8)		1,587,301	D	
Employee Stock Option (Right to Buy)	15.36							(9)	01/10/2012	Common Stock, $0.01 par value	(9)		48,543	D	
Employee Stock Option (Right to Buy)	15.13							(10)	01/30/2012	Common Stock, $0.01 par value	(10)		4,000,000	D	
Employee Stock Option (Right to Buy)	16.42							(11)	03/27/2012	Common Stock, $0.01 par value	(11)		66,845	D	
Employee Stock Option (Right to Buy)	7.40							(12)	03/30/2013	Common Stock, $0.01 par value	(12)		206,044	D	
Employee Stock Option (Right to Buy)	16.12							(13)	06/27/2012	Common Stock, $0.01 par value	(13)		67,446	D	
Employee Stock Option (Right to Buy)	11.09							(14)	06/29/2013	Common Stock, $0.01 par value	(14)		107,759	D	

Explanation of Responses:

1. These shares were acquired under the Company's 1998 Long-Term Incentive Plan without payment by me.
2. I disclaim beneficial ownership of these shares owned by my wife.
3. I disclaim beneficial ownership of these shares held by my wife as custodian for my children.
4. I am a trustee of the voting trust. As shown, it holds 186,964 shares of Common Stock and 3,282,389 shares of Class B Stock for my benefit. I disclaim beneficial ownership of any other shares of Common Stock or Class B Stock in said voting trust.
5. These Ford Stock Units were acquired under the Company's Deferred Compensation Plan for Non-Employee Directors. In general, these Ford Stock Units will be converted and distributed to me, without payment, in cash, on January 10th of the year following termination of Board service, based upon the then current market value of a share of Common Stock.
6. Each 6.50% Cumulative Convertible Trust Preferred Security, issued by Ford Motor Company Capital Trust II, a Delaware business trust, is immediately convertible, at the option of the holder, into 2.8249 shares of Ford Motor Company Common Stock.
7. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/03/2003), 66% after two years, and in full after three years.
8. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (01/05/2004), 66% after two years, and in full after three years.

**Signature of Reporting Person — Kathryn S. Lamping, Attorney-in-Fact

10/4/2004
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number 3235-0287
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Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2004

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director
X Officer (give title below)
___ 10% Owner
___ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
___ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (6-03)

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	3A. Deemed Execution Date, if any (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				
Employee Stock Option (Right to Buy)	9.68							(15)	9/29/2012	Common Stock, $0.01 par value	(15)		94,456	D	
Employee Stock Option (Right to Buy)	10.78							(16)	09/29/2013	Common Stock, $0.01 par value	(16)		110,294	D	
Employee Stock Option (Right to Buy)	9.44							(17)	12/30/2012	Common Stock, $0.01 par value	(17)		89,096	D	
Employee Stock Option (Right to Buy)	15.98							(18)	12/30/2013	Common Stock, $0.01 par value	(18)		62,396	D	
Ford Stock Equivalents	(19)							(19)	(19)	Common Stock, $0.01 par value	(19)		113,122	D	

Explanation of Responses:

9. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/11/2002), 66% after two years, and in full after three years.
10. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (1/31/2002), 66% after two years, and in full after three years.
11. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (3/28/2002), 66% after two years, and in full after three years
12. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (03/31/2003), 66% after two years, and in full after three years.
13. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (6/28/2002), 66% after two years, and in full after three years.
14. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (06/30/2003), 66% after two years, and in full after three years.
15. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (9/30/2002), 66% after two years, and in full after three years.
16. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (09/30/2003), 66% after two years, and in full after three years.
17. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2002), 66% after two years, and in full after three years.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
`'tential perso' who are to respond to the collection of information contained in this form are not
'ed to re' l unless the form displays a currently valid OMB Number.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

10/4/2004
Date

FORM 4

☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number 3235-0287
Expires: January 31, 2005
Estimated average burden hours per response 0.5

(Print or Type Responses)

1. Name and Address of Reporting Person*
Ford, Jr. William Clay
(Last) (First) (Middle)
Ford Motor Company
One American Road
(Street)
Dearborn MI 48126
(City) (State) (Zip)
USA

2. Issuer Name and Ticker or Trading Symbol
Ford Motor Company (F)

3. Date of Earliest Transaction Required to be Reported (Month/Day/Year)
9/30/2004

4. If Amendment, Date Original Filed(Month/Day/Year)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
X Director ____ 10% Owner
X Officer (give title below) ____ Other(specify below)
Chairman and CEO

6. Individual or Joint/Group Filing (Check Applicable Line)
X Form filed by One Reporting Person
____ Form filed by More than One Reporting Person

Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price			

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are notrequired to respond unless the form displays a currently valid OMB control number

(Over)
SEC 1474 (6-03)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transactions(s) (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares				

Explanation of Responses:

18. The option is exercisable to the extent of 33% of the shares optioned after one year from the date of grant (12/31/2003), 66% after two years, and in full after three years.
19. These Ford Stock Equivalents were acquired under the Company's 1998 Long-Term Incentive Plan without payment by me. These Ford Stock Equivalents will be converted and distributed to me, without payment, in shares of Common Stock on March 12, 2005.

**Signature of Reporting Person
Kathryn S. Lamping, Attorney-in-Fact

10/4/2004
Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note: File three copies of this Form, one of which must be manually signed.
If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 28, 2006 12:51 AM
To: CFLETTERS
Cc: Peter Sherry, Jr.
Subject: #2 Re Ford Motor Company (F) No-Action Request John Chevedden

#2 Re Ford Motor Company (F) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 27, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ford Motor Company (F)
#2 Shareholder Position on Company No-Action Request Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

This adds to the initial February 1, 2006 response to the Ford January 10, 2006 no action request which was supplemented.

An additional 2006 precedent on this same topic did not receive Staff concurrence to omit based on (i)(3) arguments:
Allegheny Energy, Inc. (February 7, 2006)

The text of this rule 14a-8 proposal to Ford states:
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that our Board Chairman serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it exist or occur once this proposal is adopted."

These earlier 2006 precedents did not receive Staff concurrence on this same topic to omit based on (i)(3) arguments:
General Electric Company (January 10, 2006) Burlington Northern Santa Fe Corporation (January 30, 2006)

The following is the text of these precedent proposals. The text does not appear to be materially different from the proposal to Ford:
General Electric Company (January 10, 2006)
"3 Independent Board Chairman

"RESOLVED: Stockholders request that our Board of Directors change our governing documents (Charter or Bylaws if practicable) to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities. This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

Burlington Northern Santa Fe Corporation (January 30, 2006)
"3 Independent Board Chairman
"RESOLVED: Stockholders request that our Board of Directors change our governing documents to require that the Chairman of our Board serve in that capacity only and have no management duties, titles, or responsibilities.
This proposal gives our company an opportunity to cure our Chairman's loss of independence should it occur after this proposal is adopted."

Reasonable shareholders could debate whether the company question to the proponent on purported clarification was simply a baiting question. I do not believe the company can claim that baiting questions have never been used in the rule 14a-8 process. The more a shareholder responds to a baiting company question, the more a company has to argue about and thus clarity is not a goal.

The text of the proposal stated, "For instance in 2005 it was reported (and certain concerns are noted): Š o Our CEO's personal shareholdings had declined over the past year."

The following is a direct quote from The Corporate Library's Board Analyst Profile for Ford Motor Company, accessed February 1, 2006:
"o The CEO's personal shareholdings have declined over the past year."
Source: http://www.boardanalyst.com/companies/company_profile.asp?ID=13476

To rebut this statement the company would need to demonstrate that at no point in 2005 did the CEO's shareholding decline from the prior year.
Additionally the company has not produced an independent report like The Corporate Library's Board Analyst Profile that would show otherwise.

To address the purported "Dewey beats Truman" analogy, on the day of this historic headline one could probably produce dozens of headlines that correctly and independently reported that Truman beat Dewey. However the company does not produce one independent report similar to The Corporate Library's Board Analyst Profile that independently reports that Mr. Ford's shareholdings were otherwise.

For the above reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Peter Sherry, Jr. <psherry@ford.com>

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Tuesday, February 28, 2006 10:55 AM
To: CFLETTERS
Cc: Peter Sherry, Jr.
Subject: #3 Re Ford Motor Company (F) No-Action Request John Chevedden

#3 Re Ford Motor Company (F) No-Action Request John Chevedden

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

February 28, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Ford Motor Company (F)
#3 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

This is a key clarification. The copy of the original company no action request sent to the proponent was missing the second page of the final rule
14a-8 proposal submittal.

The following is the text of the second page of the proposal which may or may not already be included in the copy sent to the Staff:
[Start of second page]
o Three directors served on 4 to 6 boards Over-commitment concern.
o Two directors were insiders and one director had non-director links to our company Independence concern.
o We had 15 directors Unwieldy board concern and potential CEO dominance.
These less-than-best practices reinforce the reason to take one step forward and adopt this proposal.

Moreover
It is well to remember that at Enron, WorldCom, Tyco, and other legends of mis-management and/or corruption, the Chairman also served as CEO. If a CEO, who is also the Chairman, wants to cover up improprieties and directors disagree, with whom do they lodge complaints? The Chairman?

Independent Board Chairman
Yes on 3

Notes:

The above format is the format submitted and intended for publication.

John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, Calif. 90278 submitted this proposal.

The company is requested to assign a proposal number (represented by "3"
above) based on the chronological order in which proposals are submitted.
The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
o the company objects to factual assertions because they are not supported; o the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered; o the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or o the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Please acknowledge this proposal within 14-days.
[End of second page]

It is respectfully requested that concurrence not be granted to the company.
It is also respectfully requested that the shareholder have the last opportunity to submit material since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
Peter Sherry, Jr. <psherry@ford.com>

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 2, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Ford Motor Company
Incoming letter dated January 10, 2006

The proposal requests that the board change the company's governing documents to require that the chairman serve in that capacity only and have no management duties, titles, or responsibilities.

We are unable to concur in your view that Ford may exclude the proposal or portions of the supporting statement under rule 14a-8(i)(3). Accordingly, we do not believe that Ford may omit the proposal or portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Mark F. Vilardo
Special Counsel